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04002796

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Oxford Capital Groupe, Inc. dba Oxford Capital Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Kenner Avenue, Suite 201
(No. and Street)

Nashville, Tennessee 37205
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH., D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas E. Phillips (615) 383-5868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cooper, Travis & Company, PLC
(Name — *if individual, state last, first, middle name*)

3008 Poston Avenue Nashville Tennessee 37203
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas E. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities, as of December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Douglas E. Phillips
Signature

President
Title

Leslie L. Flowers
Notary Public
Expires: Saturday March 25, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

COOPER, TRAVIS & COMPANY, PLC
CERTIFIED PUBLIC ACCOUNTANTS
3008 POSTON AVENUE
NASHVILLE, TENNESSEE 37203

RICHARD L. COOPER, CPA
PHILIP T. TRAVIS, CPA*
HILLIOUS D. SULLIVAN, CPA
DENNIS A. CHAPPELL, CPA

AUDREY W. McELHINEY, CPA
D. MARK COLEMAN, CPA
TIMOTHY M. COOPER, MA, CPA*
STACI D. LEWIS, CPA
PATRICK N. ROBINSON, CPA

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
*LICENSED IN TENNESSEE AND GEORGIA

TELEPHONE
615-329-4500
FACSIMILE
615-329-4569

Independent Auditors' Report

Douglas E. Phillips
The Oxford Capital Groupe, Inc.
dba Oxford Capital Securities
Nashville, Tennessee

We have audited the accompanying balance sheet of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities as of December 31, 2003, and the related statement of operations and changes in stockholder's equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cooper, Travis & Company, PLC

Cooper, Travis & Company, PLC
Certified Public Accountants

Nashville, Tennessee
February 5, 2004

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 6,084
Total Current Assets	$ 6,084

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common Stock (no par, 1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	12,788
Retained earnings	(7,704)
Total Stockholder's Equity	6,084
Total Liabilities and Stockholder's Equity	$ 6,084

See independent auditors' report and
accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

INCOME		
Commission income	$ 3,005	
Interest	18	
Total Income		$ 3,023
EXPENSES		
Commission expense	952	
NASD, state and professional fees	7,788	
Payments to parent company	2,053	
Total Expenses		10,793
NET INCOME		$ (7,770)

See independent auditors' report and
accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Beginning Balance at January 1, 2003	$ 1,000	$ 5,000	$ 66	$ 6,066
Additional paid-in capital	-	7,788	-	7,788
Net income for the year ended December 31, 2003	-	-	(7,770)	(7,770)
Ending Balance at December 31, 2003	$ 1,000	$ 12,788	$ (7,704)	$ 6,084

See independent auditors' report and
accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities	
Cash received from commissions	$ 3,005
Cash paid to vendors	(8,740)
Cash paid to parent company	(2,053)
Interest income	18
Net cash used for operating activities	(7,770)
Cash Flows From Financing Activities	
Capital contributions by stockholder	7,788
Net cash provided by financing activities	7,788
Net increase in cash and cash equivalents	18
Cash and cash equivalents, beginning of year	6,066
Cash and Cash Equivalents, End of Year	$ 6,084
Reconciliation of Net Income to Net Cash used for Operating Activities	
Net Loss	$ (7,770)
Adjustments to Reconcile Net Income to Net Cash used for Operating Activities	-
Net Cash used for Operating Activities	$ (7,770)

See independent auditors' report and accompanying notes to financial statements.

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

a. Business Activity

The Oxford Capital Groupe, Inc. dba Oxford Capital Securities (the Company) is a broker dealer offering products in annuities and mutual funds to banks, brokerage firms and other similar entities. The Company was formed as a Tennessee corporation. The following is a summary of the significant accounting policies followed by the Company.

b. Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

c. Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

d. Income Taxes

The Company is an S Corporation in accordance with the Internal Revenue Service Code of 1986 for federal income tax purposes. Accordingly, all income, losses and credits are passed directly to the shareholder for taxation at the individual level. Therefore, a provision for federal income taxes is not required in the financial statements.

e. Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rate of the Securities and Exchange Commission, which requires that a Broker/Dealer' s aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2003.

At December 31, 2003, the Company had excess net capital of $1,084.

Note 3 – Exemption of SEC Rule 15C3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15C3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

COOPER, TRAVIS & COMPANY, PLC

CERTIFIED PUBLIC ACCOUNTANTS
3008 POSTON AVENUE
NASHVILLE, TENNESSEE 37203

RICHARD L. COOPER, CPA
PHILIP T. TRAVIS, CPA*
HILLIOUS D. SULLIVAN, CPA
DENNIS A. CHAPPELL, CPA

AUDREY W. McELHINEY, CPA
D. MARK COLEMAN, CPA
TIMOTHY M. COOPER, MA, CPA*
STACI D. LEWIS, CPA
PATRICK N. ROBINSON, CPA

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
*LICENSED IN TENNESSEE AND GEORGIA

TELEPHONE
615-329-4500
FACSIMILE
615-329-4569

Independent Auditors' Report
on Additional Information

Douglas E. Phillips
The Oxford Capital Groupe, Inc.
dba Oxford Capital Securities
Nashville, Tennessee

Our report on our audit of the basic financial statements of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities for the year ended December 31, 2003 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cooper, Travis & Company, PLC

Cooper, Travis & Company, PLC
Certified Public Accountants

Nashville, Tennessee
February 5, 2004

THE OXFORD CAPITAL GROUPE, INC.
dba OXFORD CAPITAL SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
FOR THE YEAR ENDED DECEMBER 31, 2003

	Per Audit Report	Per Client Focus Report	Differences
Ownership Equity	$ 6,084	$ 6,084	$ -
Less: Non Allowable Assets	-	-	-
Net Capital Before Haircuts	6,084	6,084	-
Haircuts on Securities	-	-	-
Undue Concentrations	-	-	-
Minimum Capital Requirement	5,000	5,000	-
Excess Net Capital	$ 1,084	$ 1,084	$ -

See auditors' report on additional information.

COOPER, TRAVIS & COMPANY, PLC

CERTIFIED PUBLIC ACCOUNTANTS
3008 POSTON AVENUE
NASHVILLE, TENNESSEE 37203

RICHARD L. COOPER, CPA
PHILIP T. TRAVIS, CPA*
HILLIOUS D. SULLIVAN, CPA
DENNIS A. CHAPPELL, CPA

AUDREY W. McELHINEY, CPA
D. MARK COLEMAN, CPA
TIMOTHY M. COOPER, MA, CPA*
STACI D. LEWIS, CPA
PATRICK N. ROBINSON, CPA

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
*LICENSED IN TENNESSEE AND GEORGIA

TELEPHONE
615-329-4500
FACSIMILE
615-329-4569

Supplemental Report of Independent Public Accountants on Internal Control Structure

Douglas E. Phillips
The Oxford Capital Groupe, Inc.
dba Oxford Capital Securities
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedule of The Oxford Capital Groupe, Inc. dba Oxford Capital Securities (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC' s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management' s authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Oxford Capital Groupe, Inc.
dba Oxford Capital Securities
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. In our opinion, based on this understanding and on our study, The Oxford Capital Groupe, Inc. dba Oxford Capital Securities, internal control over financial reporting as of December 31, 2003 is adequate, in all material respects, based on the criteria established by the Securities and Exchange Commission.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cooper, Travis & Company, PLC

Cooper, Travis & Company, PLC
Certified Public Accountants

Nashville, Tennessee
February 5, 2004